EXHIBIT (a)(1)(I)


                      [Text of communication to employees]


October 22, 2002

AT&T Stock Option Participant

In connection with AT&T's Offer to Exchange Outstanding Options for Restricted Stock Units and Cash (the "Offer"), enclosed you will find the following additional material to consider in deciding whether to participate in the
Offer:

Third Quarter Earnings Announcement
On October 22, 2002, AT&T announced its earnings for the quarter ended September 30, 2002, as set forth in the enclosed material.

Amended Schedule A
Schedule A to the Offer to Exchange has been updated to reflect transactions by our executive officers and directors since the commencement of the Offer.

Please remember that the Offer expires at 11:59 p.m. (ET) on Tuesday, October 29, 2002.

News Release

FOR RELEASE TUESDAY, OCTOBER 22, 2002
AT&T Earns 6 Cents Per Diluted Share from
Continuing Operations, Excluding Other Income

Reported Earnings are 5 Cents Per Diluted Share from Continuing Operations on Revenue of $12 Billion BEDMINSTER, N.J. -- AT&T (NYSE: T) today announced third-quarter earnings of $0.06 per diluted share from continuing operations, excluding other income. In the same quarter last year, AT&T reported a loss of $0.02 on the same basis. As previously reported, on January 1, 2002, AT&T adopted Statement of Financial Accounting Standards No. 142, which eliminated amortization of goodwill and franchise costs. The amortization of these items in the third quarter of 2001 reduced reported earnings from continuing operations by $0.11 per diluted share.

On a reported basis, the company earned $0.05 per diluted share from continuing operations, compared with a loss of $0.69 in the year-ago quarter.

Revenue for the quarter was $12.0 billion, a decline of 8.3 percent from the year-ago quarter on a reported basis and a decline of 7.4 percent on a pro forma basis. Pro forma revenue adjusts for significant cable dispositions and the deconsolidation of Excite@Home. The quarter's lower revenue was primarily due to continued declines in long distance voice services, partially offset by growth at AT&T Broadband in telephony, high-speed data and digital video, and growth areas of AT&T Business, primarily data/Internet protocol (IP)/managed services.

"We had a good third quarter and posted solid results as we remained focused on executing the operational basics of our business," said AT&T Chairman and CEO
C. Michael Armstrong. "Following the spinoff of AT&T Broadband and its merger with Comcast, AT&T will be well positioned for the future with a top-notch leadership team, a world-class network, a sound financial structure and a wealth of opportunity in the marketplace," Armstrong said.

Following the anticipated spinoff of AT&T Broadband later this quarter, the primary business of AT&T will be communications services, provided by the AT&T Business and AT&T Consumer units.

"Our communications services units made a solid showing in the quarter, reflecting our focus on the fundamentals of operating strong voice and data businesses and seizing growth opportunities," said David Dorman, AT&T chairman- and CEO-elect. "AT&T Business rededicated itself to executing in the marketplace and meeting customer needs across its product portfolio, and AT&T Consumer accelerated its local service momentum, entering two more states and increasing its 'any distance' customer count by 24 percent over the previous quarter," Dorman said.

Unit Highlights

Note: all comparisons are third quarter 2002 vs. third quarter 2001 unless otherwise noted

AT&T Business

o    Revenue $6.7 billion, down 1.6 percent

o Revenue year-to-date $20.0 billion, down 4.5 percent over same period last year

o    EBIT, excluding other income, $876 million; EBIT margin on the same basis
     13.1 percent vs. 14.5 percent

o EBIT, excluding other income year-to-date, $2.64 billion, down 21 percent over same period last year

o Long distance voice revenue decline slowed to about 8 percent with a slight volume increase -- reflects steady improvement from the previous quarter decline of approximately 12 percent and first quarter 2002 decline of approximately 19 percent

o Data/IP/Managed services grew about 7 percent (about 6 percent, excluding customer premises equipment)

o Local voice revenue up approximately 5 percent, driven partly by strong performance of "All-in-One" bundle for retail small business market

o Outlook: Expect revenue and EBIT margin, excluding other income, at or marginally better than the favorable end of previously stated ranges of: revenue, 4.5 to 5 percent full-year decline; EBIT margin, excluding other income, 2 to 3 percentage point decline from 2001 margin of 13.3 percent

AT&T Consumer

o Revenue $2.8 billion, down 25.9 percent due to continued trends of wireless and Internet substitution, competition, and customer migration to lower priced plans and products

o Revenue year-to-date $8.8 billion, down 23 percent over same period last year

o EBIT, excluding other income, $595 million; EBIT margin on same basis 21.3 percent vs. 33.9 percent

o EBIT, excluding other income year-to-date, $2.2 billion, down 42.1 percent over same period last year

o Any Distance service offered to about 1.9 million customers in eight states at end of quarter -- a 24 percent sequential growth rate; entered local market in

     California and New Jersey. By mid-October, had 2 million Any Distance customers.

o Outlook: Maintain previously stated revenue and EBIT margin, excluding other income, outlook: Revenue, expect to come in at favorable end of mid-20 percent range decline; EBIT margin, excluding other income, expect high single-digit percentage decline

AT&T Communications Services

AT&T Communications Services primarily includes AT&T Business Services and AT&T Consumer Services.

o Outlook: Not providing fourth quarter EPS outlook due to expected AT&T Broadband spinoff and reverse stock split; anticipate capital expenditures (excluding AT&T Broadband), in the lower end of the previously announced range of $3.8 to $4.2 billion.

AT&T Broadband

o Revenue $2.5 billion, up 8.2 percent on a pro forma basis, adjusted for significant closed cable dispositions and acquisitions, and up 6.4 percent on a reported basis

o Revenue growth driven primarily by advanced services (telephony, high-speed data, digital video)

o EBITDA, excluding other income, $569 million; $676 million excluding other income and Comcast merger-related costs

o EBITDA margin, excluding other income, 22.3 percent; 26.5 percent excluding other income and Comcast merger-related costs

o RGUs 559,000 net additions in the quarter: 285,000 digital video, 172,000 high-speed data, 102,000 telephony additions

o    Basic video subscribers down about 129,000 primarily due to competition

o Outlook: Maintain ranges for full-year revenue and EBITDA, excluding other income: revenue growth rate in low double-digit percentage; EBITDA range, excluding other income, of $2.4 to $2.5 billion

                3rd Quarter at a Glance                            3rd Quarter Highlights
-----------------------------------------------       ---------------------------------------------
                            3Q02      % change        EPS from continuing operations,       $0.06
                                      from 3Q01       excluding other income
                           -------    ---------
AT&T revenue               $11.96B     (7.4%)*        Reported EPS from continuing          $0.05
                                                      operations

AT&T Business revenue      $6.70B      (1.6%)         Reported EPS                          $0.05

AT&T Consumer revenue      $2.79B      (25.9%)        Total Assets                          $138.0B

AT&T Broadband revenue     $2.55B      8.2%*          Debt, net of cash, monetizations and  $29.7B
                                                      foreign exchange hedges

EBITDA, excluding other    $3.24B      (15.0%)
income

Reported EBITDA            $3.28B      NMF**

EBIT, excluding other      $1.19B      (22.3%)
income

Reported EBIT              $1.24B      133.8%

Capital expenditures       $2.06B      4.6%


*Increase (decrease) is calculated on a pro forma basis by adjusting third quarter 2001 revenue for significant cable acquisitions and dispositions closed in 2001 and the deconsolidation of Excite@Home, as applicable, as if these events occurred on January 1, 2001.

** Not a meaningful comparison

DEFINITIONS

AT&T Group does not include the results of Liberty Media Group, which was tracked as a separate class of stock through August 10, 2001, the split-off date.

EBIT refers to earnings before interest, taxes, extraordinary item, cumulative effect of accounting changes, dividend requirements on preferred stock, premium on exchange of AT&T Wireless tracking stock and discontinued operations.

EBIT, excluding other income/expense, refers to EBIT, excluding other income/expense, and pretax net losses/earnings related to equity investments.

EBITDA refers to EBIT, excluding depreciation and amortization, and pretax minority interest other than Excite@Home's minority interest.

EBITDA, excluding other expense/income, refers to EBITDA, excluding other income/expense, and pretax net losses/earnings related to equity investments.

EBIT margin refers to EBIT as a percentage of reported revenue.

EBITDA margin refers to EBITDA as a percentage of reported revenue. EPS from continuing operations, excluding other income/expense, refers to earnings per share, excluding other income/expense, net losses/earnings related to equity investments, extraordinary item, cumulative effect of accounting changes, dividend requirements on preferred stock, premium on exchange of AT&T Wireless tracking stock and discontinued operations.

Pro forma revenue: Third quarter 2001 revenue is adjusted for significant cable acquisitions and dispositions closed in 2001 and the deconsolidation of Excite@Home, as if these events occurred on January 1, 2001.

AT&T EPS RECONCILIATION

The following table reconciles the reported earnings (loss) from continuing operations per diluted share to earnings (loss) from continuing operations excluding other income (expense) per diluted share:

                                                For the three months ended
                                                       September 30,
                                                --------------------------
                                                2002                  2001
                                                ----                  ----
Reported earnings (loss) from continuing
operations per diluted share                    $0.05                ($0.69)
  Less reconciling items:
  Other income (expense), net(1)                (0.01)                 0.28
  Net (losses) related to equity
    investments                                     -                 (0.95)
                                                (0.01)                (0.67)
Earnings per diluted share from
continuing operations excluding other
income (expense)                                $0.06                ($0.02)

(1) Other income (expense) is income on a pre-tax basis, but an expense on an after-tax basis in the third quarter of 2002 due to the taxes associated with the impairment charges recorded on certain leveraged leases of aircraft ($0.2 billion pre-tax). The nature of leveraged leases and the anticipated loss on those leases caused a limited tax benefit.

The foregoing are "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see AT&T's filings with the Securities and Exchange Commission. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of AT&T.

                                   SCHEDULE A
           INFORMATION ABOUT AT&T'S DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth the directors and executive officers of AT&T, together with the total number of outstanding stock options (vested and unvested) to purchase AT&T common stock held by each such director and executive officer as of October 22, 2002. As of such date, our executive officers and directors as a group beneficially held options to purchase a total of 24,553,271 shares of our common stock.

Name                          Positions and Offices Held                  Outstanding Options
----                          --------------------------                  -------------------
C. Michael Armstrong          Chairman and Chief Executive Officer               4,915,403
J. Michael Cook               Director                                              21,225
Kenneth T. Derr               Director                                              21,226
David W. Dorman               President and Director                             3,449,239
M. Kathryn Eickhoff           Director                                              21,226
George M. C. Fisher           Director                                              21,226
Frank C. Herringer            Director                                              21,000
Amos B. Hostetter, Jr.        Director                                              21,226
Shirley A. Jackson            Director                                              21,225
Jon C. Madonna*               Director                                              15,000
Donald F. McHenry             Director                                              21,226
Charles H. Noski              Vice Chairman                                      2,559,320
Louis A. Simpson              Director                                              21,226
Michael I. Sovern             Director                                              21,226
Sanford I. Weill              Director                                              21,226
Tony L. White                 Director                                              21,000
Betsy J. Bernard              President (Elect)                                  2,584,501
James W. Cicconi              Executive Vice President                           1,286,776
Nicholas S. Cyprus            Vice President and Controller                        365,355
Mirian Graddick-Weir          Executive Vice President                             860,988
Thomas W. Horton              Senior Executive Vice President and CFO            1,005,000
Frank Ianna                   Executive Vice President                           2,616,111
Richard J. Martin             Executive Vice President                             634,418
John C. Petrillo              Executive Vice President                           1,697,655
John Polumbo*                 President - AT&T Consumer Services                   605,200
William T. Schleyer           President and CEO - AT&T Broadband                 1,302,800
Constance K. Weaver*          Executive Vice President                             401,247

* Mr. Madonna was elected to the Board on September 27, 2002, and Ms. Weaver and Mr. Polumbo became executive officers on October 1, 2002. The transactions described herein for each such individual occurred on or after the date of his or her election or appointment, as applicable.

     Option Grants. Each non-employee member of the Board was granted an option to purchase 3000 shares of our common stock at an exercise price of $12.41 per share on September 27, 2002 (except that Mr. Madonna was granted an option to purchase 9000 shares), and an option to purchase 6000 shares at an exercise price of $12.365 per share on October 15, 2002. On September 19, 2002, the following options were granted at an exercise price of $12.335 per share:

                                                                       Number of
Name                    Number of Options             Name              Options
----                    -----------------             ----              -------
David W. Dorman             1,365,000          Thomas W. Horton         400,000
Betsy J. Bernard              700,000          Frank Ianna              640,000
James W. Cicconi              437,500          John C. Petrillo         236,250
Nicholas S. Cyprus             87,500          John Polumbo             437,500
Mirian Graddick-Weir          262,500          Constance K. Weaver      125,000

     Special Deferral Distribution. AT&T authorized active and former senior managers with vested deferred compensation account balances to make a one-time election to receive a single distribution of AT&T common stock, in exchange for their rights to receive future payments from their deferred accounts under the terms of their existing distribution schedule. This special deferral distribution was to occur on May 16, 2002, but was delayed due to a "standstill" period. The distribution occurred on September 26, 2002. At that time, 90% of the then present value of the future payments from the deferred cash account balances, plus 90% of the then current deferred AT&T share account balances, was distributed in shares of AT&T common stock. The following executive officers received the following distributions:

                                     Number of           Shares Withheld for Tax      Related Cancellation of
Name                             Shares Distributed             Purposes                Deferred Stock Units
----                             ------------------             --------                --------------------
James W. Cicconi                     154,860.92                  51,068.92
Nicholas S. Cyprus                       73,696                     25,396                     4,266.31
Mirian Graddick-Weir                 198,156.03                  68,471.03
Frank Ianna                          313,188.64                 107,113.64                    12,384.56
Richard J. Martin                    376,880.09                 129,266.09                    10,351.72
John C. Petrillo                     410,637.26                 141,031.26                    59,617.01

     Other Transactions. The following additional transactions have occurred since September 16, 2002:

                                         Number of
Name                          Date        Shares*       Share Price         Transaction
----                          ----        -------       -----------         -----------
J. Michael Cook              10/1/02        1,954          $12.28    Phantom Stock Unit Grant
Kenneth T. Derr              10/1/02        1,954          $12.28    Phantom Stock Unit Grant
M. Kathryn Eickhoff          10/1/02          916          $12.28    Phantom Stock Unit Grant
George M. C. Fisher          10/1/02        2,229          $12.28    Phantom Stock Unit Grant
Frank C. Herringer           10/1/02        1,832          $12.28    Phantom Stock Unit Grant
Amos B. Hostetter, Jr.       10/1/02        1,954          $12.28    Phantom Stock Unit Grant
Shirley A. Jackson           10/1/02        1,954          $12.28    Phantom Stock Unit Grant
Donald F. McHenry            10/1/02          916          $12.28    Phantom Stock Unit Grant
Charles H. Noski            10/17/02        4,129          $12.53    Restricted Stock Withheld
Louis A. Simpson             10/1/02        2,229          $12.28    Phantom Stock Unit Grant
Michael I. Sovern            10/1/02        2,229          $12.28    Phantom Stock Unit Grant
Sanford I. Weill             10/1/02          916          $12.28    Phantom Stock Unit Grant
Tony L. White                10/1/02        1,954          $12.28    Phantom Stock Unit Grant
James W. Cicconi             9/27/02      103,792          $12.25    Disposal of Shares
Nicholas S. Cyprus           9/27/02       48,300          $12.25    Disposal of Shares
Mirian Graddick-Weir         9/27/02       65,000          $12.26    Disposal of Shares
                             9/27/02       64,685          $12.25    Disposal of Shares
Frank Ianna                  9/27/02      206,075          $12.25    Disposal of Shares
Richard J. Martin            9/27/02      123,807          $12.30    Disposal of Shares
                             9/27/02      123,807          $12.50    Disposal of Shares
John Polumbo                 10/8/02          750          $10.96    Disposal of Shares by Spouse

* The number of shares is rounded to the nearest whole share.